Exhibit 3.1.1

Amended and Restated Charter of Dollar General Corporation (effective May 27, 2020) (redline version of amended sections)

Article 9:

The business and affairs of the corporation shall be managed by a Board of Directors. The number of Directors and their terms shall be established in accordance with the Bylaws of the corporation.  A director shall hold office until the annual meeting of shareholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify; subject, however, to prior death, resignation, retirement, disqualification, or removal from office. Any vacancy on the Board of Directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by the Board of Directors.

Subject to the rights of any voting group established either in the corporation’s Bylaws or by any applicable shareholders’ agreement, any director may be removed from office but only for cause and only by (a) the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in the election of directors, considered for this purpose as one class, or (b) the affirmative vote of a majority of the entire Board of Directors then in office.

Notwithstanding any other provision of this Charter, the affirmative vote of holders of a majority ~~eighty percent (80%)~~ of the voting power of the shares entitled to vote at an election of directors, voting together as a single class, shall be required to amend or repeal this Article 9 of this Charter, or to amend, alter, change or repeal, or to adopt any provisions of this Charter or of the corporation’s Bylaws in a manner that is inconsistent with the purpose and intent of this Article 9.

Article 14:

Special meetings of shareholders may be called at any time, but only by the Chairman of the Board of Directors, the Chief Executive Officer of the corporation, or upon a resolution by or affirmative vote of the Board of Directors, and not by the shareholders.

Notwithstanding any other provision of this Charter, the affirmative vote of holders of a  majority ~~eighty percent (80%)~~ of the voting power of the shares entitled to vote at an election of directors, voting together as a single class, shall be required to amend or repeal this Article 14 of this Charter, or to amend, alter, change or repeal, or to adopt any provisions of this Charter or of the corporation’s Bylaws in a manner that is inconsistent with the purpose and intent of this Article 14.